Issuer Free Writing Prospectus dated April 21, 2010

Filed Pursuant to Rule 433

Registration Nos. 333-162606 and 333-166201

(Relating to Preliminary Prospectus Supplement dated April 20, 2010)

We have filed a registration statement (including a prospectus), a preliminary prospectus supplement and a 462(b) registration statement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement, the 462(b) registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or the lead underwriter for this offering will arrange to send you the prospectus if you request it from Jefferies & Company, Inc., Attention: Syndicate Prospectus Department, 520 Madison Avenue, New York, NY, 10022 or toll free at (888) 449-2342. The following information supplements and updates the information contained in the prospectus in the registration statement, the preliminary prospectus supplement and the
462(b) registration statement.

Issuer	iGATE Corporation
(NASDAQ Global Select Market: IGTE)

Common stock offered by selling shareholders	4,000,000 shares of common stock. In addition, the selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to an additional 598,756 shares of common stock to cover over allotments at the public offering price set forth below.

Public offering price	$11.25 per share.

Net proceeds to iGATE	iGATE will not receive any proceeds from the sale of common stock by the selling shareholders.

Closing date	April 26, 2010.

Sole book-running manager	Jefferies & Company

Co-Manager	Roth Capital Partners